TSX: PFN OTCBB: PAWEF FF: P7J

March 4, 2011

Division of Corporate Finance
United States Securities and
Exchange Commission
100 F St. N.E.
Washington, DC 80549-4628

Attention:	Parker Morrill

Dear Sirs:

Re:	Pacific North West Capital Corp. (the “Company”) Form 20-F for the Fiscal Year Ended April 30, 2010

Further to my letter to you of February 11, 2011 (faxed) and February 23, 2011 (filed on EDGAR), we write to respond to your letter dated February 4, 2011, received by facsimile on February 7, 2011, addressed to the Company’s President, Harry Barr, with respect to your comments on the Company’s Form 20-F, filed for the fiscal year ended April 30, 2010, filed on July 27, 2010.

We have filed a black-line version of the draft Amendment #1 to the Company’s Form 20-F filed for the fiscal year ended April 30, 2010 (“Original Form 20-F”), and a clean copy of Amendment #1 (the “Amendment #1”).

Please see the explanation of the amendments set out in Amendment #1 and the black-line version, under the heading “Explanatory Note” on page 3.

Page 2, Item 3 of your letter, bullets to Item 3 on page 1:

  The Company has revised its disclosure of net loss in the tables under Item 3.A., Selected Financial Data, on page 10 and 11 of Amendment #1 (pages 10 and 11 of the black-line version), to report its net loss for the years ended 30 April 2010 and 2009 as a positive number;

  The disclosure controls and other information relating to prior years under Item 5, “Operating and Financial Review and Prospects, Disclosure Controls and Procedures, Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30 2008,” and “Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007” have been amended to include the correct fiscal year ends, on pages 57 and 62 of the Original Form 20-F, are now found on page 94 of Amendment #1 (page 100 on the black-line version) and the repetitive disclosure under that item has been removed;

  The reference to “this Information Circular” formerly on page 77, Item 6.B, “Compensation, (c) Previously Approved Performance Shares”, “Indebtedness of Directors and Executive Officers” and “Interest of Management in Material Transactions” on page 78 of the Original Form 20-F have been revised to the correct fiscal year ends and can be found on pages 74 and 75 of Amendment #1 (pages 80 and 81 of the black-line version);

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2303 WEST 41ST AVE. VANCOUVER, B.C. CANADA, V6M 2A3	PHONE: 604.685.1870 FAX: 604.685.8045 TOLL FREE: 800.667.1870	WEBSITE: www.pfncapital.com EMAIL: info@pfncapital.com

Page 2 of Pacific North West Capital Corp.’s
letter to SEC February 24, 2011

  The fiscal period for the “Attendance Record” information under Item 6.C “Board Practices” at page 79 of the Original Form 20-F has been changed to the correct fiscal period on page 76 of Amendment #1 (page 82 of the black-line version).

Risk Factors, page 10 of the Original Form 20-F

4.	We have eliminated text which mitigates the risks discussed in this section and have stated the risks directly as shown on pages 12 through 17 of Amendment #1 (pages 12 through 17 in the black-line version), and, under Item3.D, “Risk Factors”, we have added a paragraph #(xvii) “Financing Risks”. on page 16 of Amendment #1 (on page 17 of the black-line version).

Conflicts of Interest, page 12 of the Original Form 20-F

5.	Under Item 3.D, “Risk Factors”, “(vii) Conflict of Interest”, we have identified the directors who may have a conflict of interest as Harry Barr and Linda Holmes on pages 14 and 15 of Amendment #1 (page 13 of the black-line version) and provided a cross-reference to more detailed disclosure of the other mineral resources companies with which each is affiliated under Item 6, “Directors, Senior Management and Employees, A. Directors and Senior Management, Other Directorships” on page 76 of Amendment #1 (page 82 of the black-line version) and have included the percentage of time each officer with an additional job devotes to the Company’s business and affairs on pages 64, 65 and 69 (pages 69 through 71 and 74 in the black-line version). The disclosure at page 70 of the Original Form 20-F referring to the “considerable increase in the amount of time spent by Mr. Barr” on the company’s business has been removed as it related to a previous year (page 73 of the black-line version).

Related Party Transactions, page 51 of the Original Form 20-F

6.	The disclosure with respect to the related party transactions under Item 5, “Operating and Financial Review and Prospects, Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009” set out on page 51, “Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008” on page 57 and “Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007” on page 62 of the Original 20-F has been moved to Item 7, “Major Shareholders, B. Related Party Transactions”, on pages 80 and 81 of Amendment #1 (page 86 and 87 in the black-line version) and has been expanded to include the names of the related parties.

Material Contracts, page 87 of the Original Form 20-F

7.	We have filed as exhibits, all of the agreements required by Item 601(b) of Regulation S-K, including those required by Items 601(b)(2) and 601(b)(10) as set out on pages 97 and 98 of Amendment #1 (pages 104 and 105 in the black-line version).

The disclosure required under Item 10.C, “Material Contracts” has been expanded as set out on pages 85 and 86 of Amendment #1 (pages 91 and 92 in the black-line version).

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2303 WEST 41ST AVE. VANCOUVER, B.C. CANADA, V6M 2A3	PHONE: 604.685.1870 FAX: 604.685.8045 TOLL FREE: 800.667.1870	WEBSITE: www.pfncapital.com EMAIL: info@pfncapital.com

Page 3 of Pacific North West Capital Corp.’s
letter to SEC February 24, 2011

Exhibits, page 99 of the Original Form 20-F

Audit Committee Financial Expert, page 97 of the Original Form 20-F

8.	On page 95 of Amendment #1 (page 101 in the black-line version), we have named the financial expert serving on the Company’s Audit Committee – Mr. Jordan Point and have revised the disclosure for Item 16.A “Audit Committee Financial Expert”.

9.	We have listed as exhibits all required certifications and have cross-referenced Exhibit #21, the requirement for a list of subsidiaries, to Item 4.C, “Corporate Organization,” located on page 17 of Amendment #1 (page 18 in the black-line version).

We have prepared the table of exhibits on pages 97 and 98of Amendment #1 (pages 104 and 105 in the black-line version) using the numbering protocol for exhibits suggested by Item 601 of Regulation S-K.

Certification of C.E.O., page 100 of the Original Form 20-F
Certification of C.F.O., page 101 of the Original Form 20-F

10.	The CEO and CFO certifications have been amended to conform with the exact language set forth under Instructions to Exhibits in Form 20-F. We have deleted “for the company” in paragraph 4, included “annual” in paragraph 4(d) and replaced “more recent” with “most recent” in paragraph 5 on pages 100 and 101, respectively, of Amendment #1 (pages 106 and 107, respectively, in the black-line version).

Other

We have included, under “Glossary” on pages 8 and 9 of Amendment #1 (pages 8 and 9 in the black-line version), a Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates.

Closing Comments

The Company is responsible for the adequacy and accuracy of the disclosure in Amendment #1;

We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment #1; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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2303 WEST 41ST AVE. VANCOUVER, B.C. CANADA, V6M 2A3	PHONE: 604.685.1870 FAX: 604.685.8045 TOLL FREE: 800.667.1870	WEBSITE: www.pfncapital.com EMAIL: info@pfncapital.com

Page 4 of Pacific North West Capital Corp.’s letter to SEC February 24, 2011

If you would like to contact me directly, my email address is lholmes@pfncapital.com, telephone number (250) 404-0310 and direct facsimile (250) 404-0311.

I look forward to hearing from you.

Regards,

PACIFIC NORTH WEST CAPITAL CORP.

Per:

Linda Holmes
Corporate Secretary

Enclosures

2303 WEST 41ST AVE. VANCOUVER, B.C. CANADA, V6M 2A3	PHONE: 604.685.1870 FAX: 604.685.8045 TOLL FREE: 800.667.1870	WEBSITE: www.pfncapital.com EMAIL: info@pfncapital.com